September 19, 2014

Mr. Terence O’Brien Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:      Power of the Dream Ventures, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 14, 2014

File No. 0-52289

Dear Mr O’Brian:

As Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), our responses to the comments set forth in the Staff’s letter to the Company, dated September 3, 2014 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

Financial Statement, page F-1 , Form 10-K for the Fiscal Year Ended December 31, 2013

Audit Report, page F-2

1.    We note that your auditor’s report is not manually signed by your independent accountants in accordance with Rule 2-02(a)(2) of Regulation S-X. Please obtain a revised report and include it in an amendment to your filing..

Response to Comment 1:

We have file an amendment to the Annual Report for the Fiscal Year Ended December 31, 2013 with the appropriate, manually signed independent accountants.

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Note 1 – General Information, page F-13

Audit Report, page F-2

2.	We note your disclosure stating that on October 2, 2012 you acquired Genetic Immunity, Inc. for 1,000,000 shares of Series B preferred stock, convertible into 40 million shares of common stock beginning on January 1, 2014, at approximately $25.07 per share for a total purchase price of $25,073,621. Please tell us what consideration you gave to the guidance in Rules 8-04 and 8-05 of Regulation S-X for providing audited financial statements of the acquired entity and pro forma financial information showing the affects of the acquisition.

Response to Comment 2:

Based on Legal Counsel advise at the time we filed the 8K disclosing the acquisition, as it was right at the time of a Quarter end, we included the audited financials for Genetic Immunity in our own yearend financials, on a consolidated basis

3.	Please provide us with the valuation report or other documentation of the valuation methods and calculation for Genetic Immunity, Inc. at the acquisition date that resulted in the fair value of approximately $25 million. Include a discussion of the basis for significant assumptions.

Response to Comment 3:

Attached to this correspondence is the valuation report for Genetic Immunity. As the valuation was undertaken for the Hungarian subsidiary, by independent accountants and auditors, we can only supply the Hungarian document. We would ask the Commission to treat this valuation as confidential business information. In addition, if the Commission requires an English translation it will take approximately 30 days to supply it.

Note 5 – Intangibles and Fixed Assets, page F-25

Audit Report, page F-2

4.	With regard to your intangible assets of approximately $30 million, you disclosed an “annual impairment test is carried out on a discounted cash flow basis.” Please provide us with the impairment test as of the most recent date performed, including a discussion of the basis for significant assumptions.

Response to Comment 4:

In order to support the intangible asset value in the balance sheet, we continuously monitor the future cash flow of it. During March 2014, before the filing of the consolidated financial statements, an independent valuation company, an independent auditor undertook a valuation for the intangible asset. The valuation was also prepared on a discounted cash flow basis, taking into account the change in same factors. This valuation is also attached, however it is also prepared in Hungarian. This independent valuation report was issued on March 24, 2014.

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Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at +36-1-456-6061 or via my cellular phone on +36-20-944-3748.

Sincerely,

/s/ Ildiko Rozsa

Ildiko Rozsa

Chief Financial Officer

cc:	Viktor Rozsnyay

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